

FANview SPORTS

A TEAM FOCUSED GAME FOR FANS TO ENGAGE WITH THEIR FAVORITE TEAM

VISION

CREATING A TEAM FOCUSED GAME, INCREASING FAN ENGAGEMENT AND BUILDING A NEW FORM OF FAN COMPETITION

THE FANTASY PROBLEM

FANTASY SPORTS FUNDAMENTALLY CONFLICTS WITH THE TRADITIONAL TEAM FOCUSED SPORTS MODEL

ENGAGEMENT

FANTASY PLAYERS ENGAGE WITH THEIR FANTASY TEAM RATHER THAN THEIR FAVORITE TEAM

CONFLICT

FANS END UP HAVING SUPERFICIAL KNOWLEDGE ABOUT 31 OTHER NFL TEAMS THEY DON'T REALLY CARE ABOUT

LOSING INTEREST

PROFESSIONALS ARE TAKING THE INTEREST AWAY FROM THE CASUAL FANS. 80% OF THE MONEY PRIZES ON GAMBLING APPS ARE GOING TO 2% OF THE PLAYERS.

FANview Sports SOLUTION

FANVIEW SPORTS TEAM FOCUSED GAME BREAKS THE BARRIERS INHERENT TO FANTASY SPORTS.

FANS ONLY ENGAGE WITH THEIR FAVORITE TEAM AND MAKE WEEKLY PREDICTIONS IN 10 CATEGORIES.







FANview Sports SOLUTION

FANVIEW SPORTS' PLAYERS PREDICT THE WEEKLY
PERFORMANCE OF THE ACTUAL TEAM THEY ROOT FOR

CATEGORIES

- TEAM PASSING YARDS
- INDIVIDUAL RUSHING YARDS
- INDIVIDUAL RECEPTIONS
- INDIVIDUAL RECEIVING YARDS
- DEFENSIVE QUARTERBACK HITS

- INDIVIDUAL COMBINED TACKLES
- TEAM SACKS ON OPPOSING QB
- TOTAL TEAM TURNOVER DIFFERENTIAL
- TOTAL TOUCHDOWNS SCORED
- KICKER POINTS

FANVIEW PLAYERS ARE AUTOMATICALLY ENROLLED IN A GLOBAL LEAGUE
AND CREATE CUSTOM LEAGUES TO PLAY AGAINST THEIR FRIENDS

*DATA IS UPDATED REAL-TIME WITH API HOSTED BY FANTASY DATA

FANview Sports is Challenging

MAKING THE MOST OBVIOUS PICK WONT LET YOU WIN EVERY WEEK. FANS NEED TO THINK ABOUT MANY FACTORS AND MATCHUPS TO MAKE THEIR WEEKLY PICKS

TEAM PASSING YARDAGE



RECEIVING YARDAGE RANK



*Statistics based off of 2017 leaders from all 32 NFL teams

MARKET

FANTASY SPORTS AND GAMBLING GENERATES OVER **$70B** IN ANNUAL REVENUE.

59M

USERS IN US & CANADA

$653

PER PLAYER 18+
ANNUAL SPORTS
GAMING AND GAMBLING
IN 2017

9 hrs

/ WK CONSUMING
FANTASY SPORT CONTENT

71% Male / 29% Female

CURRENT DEMOGRAPHIC OF FANTASY PLAYERS

32

AVERAGE AGE OF PLAYER

*Source: http://fsta.org/research/industry-demographics/

Growth of fantasy players has plateaued



TOTAL NUMBER OF FANTASY SPORTS USERS

*Source: http://fsta.org/research/industry-demographics/

…TRADITIONAL VIEWERSHIP IS DOWN

Trend of NFL TV Ratings

Overall Ratings 2016-2017	8%	↓
MNF Ratings	12%	↓
Sunday Night Ratings	10%	↓
CBS Day Game Ratings	7%	↓
FOX Day Game Ratings	6%	↓

*Source: https://www.usatoday.com/story/sports/nfl/2018/01/03/2017-nfl-tv-viewership-down-again/1001084001/

FANview Target Demographics

EXISTING FANTASY PLAYERS



WE KNOW THESE PLAYERS WILL COME PLAY
FANVIEW SPORTS! THEY WANT SOMETHING NEW!

FANS THAT LOVE THE ENGAGEMENT OF FANTASY SPORTS
BUT REALLY CARE ABOUT THEIR FAVORITE TEAM MORE THAN
THEIR FANTASY TEAM

DEDICATED TEAM FANS



FANS THAT HAVE NEVER PLAYED FANTASY BEFORE
BECAUSE THEY ONLY CARE ABOUT THEIR FAVORITE TEAM.

ATTRACT MORE WOMEN AND NEW USERS. THIS IS
THEIR FIRST OPPORTUNITY TO PLAY A FANTASY LIKE GAME!

COMPETITION



casual, traditional
casual, team-based
NFL
ESPN
YAHOO!
CBS Sports
FANview SPORTS
FanDuel
Draft Kings
Boom Fantasy
Las Vegas
gambling, traditional
gambling, team-based

Monetization

FAN ENGAGEMENT

AS AN OPPORTUNITY FOR FAN ENGAGEMENT, FANVIEW SPORTS OFFERS TEAMS, LEAGUES AND TV NETWORKS AN ABILITY TO CONNECT WITH THEIR FANS, ESPECIALLY THOSE OUTSIDE OF THEIR LOCAL TERRITORY

ADVERTISING

ADVERTISING AND IN GAME PROMOTIONS FOR FIRMS THAT TARGETING FANVIEW SPORTS USER DEMOGRAPHIC

GAMBLING

POTENTIAL FOR GAMBLING, PARTICULARLY WITH THE RECENT LIFTING OF FEDERAL PROHIBITIONS AGAINST SPORTS BETTING

INVESTMENT

PHASE 1 COMPLETED: A FULLY BUILT AND LAUNCHED IOS AND ANDROID APPLICATION FOR NFL FOOTBALL

FINANCIALS



RAISED $200,000

MONEY WENT TOWARDS:
1) APP DEVELOPMENT
2) API INTEGRATION
3) CONTENT LICENSES
4) LEGAL FEES
5) MARKETING

OUR ASK

$250,000



NFL APP ENHANCEMENT



BUILD FOR NCAA
COLLEGE FOOTBALL



API INTEGRATION



MARKETING

TEAM



Bradley Heimowitz,
CEO/Founder

Bradley's vision for FANview Sports stems from his experiences in the front office of the Philadelphia Eagles as well as working at the NFL League office in college. Most recently, he worked at Creative Artists Agency. He received a degree in Critical Media and Cultural Studies from Rollins College and is the creator of FANview. Bradley has built relationships with teams and league officials. He will continue to form strategic partnerships to advance his vision for FANview Sports.



FANview
SPORTS

BRADLEY HEIMOWITZ, CEO

917-583-6701

BRADLEY@PLAYFANVIEW.COM



FANview SPORTS

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